Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-163511

[February 3, 2012]

Gold Boom or Bubble? PROSHARES ULTRA GOLD (UGL) PROSHARES ULTRASHOT GOLD (GLL) Whether you think a market will rise or fall, chances are you can put your view into action with the largest family of leveraged and inverse ETFs in the world.1 UGL seeks 2x and GLL seeks -2x the daily return of gold bullion2 (before fees and expenses). To learn about these and the rest of ProShares’ innovative array of over 120 ETFs, call 866.296.3820 or visit ProShares.com. ProShares® The Alternative ETF CompanySM 1 Source: Lipper, based on a worldwide analysis of all of the known providers of funds in these categories. The analysis covered ETFs and ETNs by the number of funds and assets (as of 6/30/2011). 2As measured by the U.S. Dollar p.m. fixing price for delivery in London. Each Short or Ultra ProShares ETF seeks a return that is either 3x, 2x, -1x, -2x or -3x the return of an index or other benchmark (target) for a single day, as measured from one NAV calculation to the next. Due to the compounding of daily returns, returns over periods other than one day will likely differ in amount and possibly direction from the target return for the same period. These effects may be more pronounced in funds with larger or inverse multiples and in funds with volatile benchmarks. Investors should monitor their holdings consistent with their strategies, as frequently as daily. UGL and GLL are not investment companies regulated under the Investment Company Act of 1940 and are not afforded its protections. Investing in ETFs involves a substantial risk of loss. There is no guarantee any ProShares ETF will achieve its daily objective. These ETFs use leverage and may invest in financial instruments such as swap agreements, forward contracts, and futures and options, resulting in greater volatility than investments in traditional securities and which may cause large losses. These ETFs are not suitable for all investors. ProShares Trust II (issuer) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov. Alternatively, the issuer will arrange to send you the prospectus if you request it by calling toll-free 866.776.5125, or visit ProShares.com. ProShares ETFs are distributed by SEI Investments Distribution Co., which is not affiliated with the funds’ sponsor. ©2012 PCM 2012-636